Exhibit 99.2

Notice to Reader — From Minera Andes Inc.

The accompanying interim consolidated financial statements of Minera Andes Inc. have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information/statements and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included. Operating results for the nine month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009.

These interim consolidated financial statements should be read in conjunction with the audited year-end consolidated financial statements as at and for the year ended December 31, 2008. The accounting policies and methods have not changed since the audited year-end consolidated financial statements were prepared, except as described in note 4a to these interim consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars - Unaudited)

	September 30,	December 31, 2008
	2009	(Restated - Note 11)
ASSETS
Current:
Cash and cash equivalents	$20,884,927	$3,409,593
Receivables and prepaid expenses	112,500	315,962
Project loan interest receivable (Note 6)	6,940,531	4,983,680
Total current assets	27,937,958	8,709,235
Project loan receivable (Note 6)	31,850,000	31,850,000
Mineral properties and deferred exploration costs (Note 5)	18,186,758	16,390,524
Investment in Minera Santa Cruz (Note 6)	87,929,685	81,034,075
Equipment, net	22,094	31,456
Total assets	$165,926,495	$138,015,290
LIABILITIES
Current:
Accounts payable and accruals	$2,869,336	$3,121,013
Project loan interest payable (Note 6)	6,940,531	4,983,680
Bank loan (Note 7)	—	16,455,267
Related party payable (Note 6)	—	11,270,000
Total current liabilities	9,809,867	35,829,960
Project loan payable (Note 6)	31,850,000	31,850,000
Asset retirement obligation	135,000	90,000
Total liabilities	41,794,867	67,769,960
SHAREHOLDERS’ EQUITY
Share capital (Note 8):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued September 30, 2009—262,298,851 shares	147,849,149	99,652,302
Issued December 31, 2008—190,158,851 shares
Contributed surplus	21,812,097	18,020,608
Accumulated deficit	(45,529,618)	(47,427,580)
Total shareholders’ equity	124,131,628	70,245,330
Total liabilities and shareholders’ equity	$165,926,495	$138,015,290

Commitments and contingencies (Notes 7 and 9)
Going concern (Note 2)

Approved by the Board of Directors:

/s/ Robert R. McEwen	/s/ Allan J. Marter
Robert R. McEwen, President, Chief	Allan J. Marter, Director
Executive Officer and Executive Chairman

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS), AND ACCUMULATED DEFICIT

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30, 2008	September 30,	September 30, 2008
	2009	(Restated - Note 11)	2009	(Restated - Note 11)
Income (loss) on Investment in MSC (Note 6)	$5,957,775	$(709,530)	$8,672,593	$11,953,712
Less amortization of deferred costs (Notes 6 and 11)	(302,000)	(186,000)	(807,000)	(512,000)
Net income (loss) on Investment in MSC (Note 6)	5,655,775	(895,530)	7,865,593	11,441,712
Consulting fees	116,971	256,900	764,257	687,958
General and administrative (Note 11)	331,461	539,205	2,484,896	1,798,685
Wages and benefits (Note 8 (c))	502,271	418,236	1,480,347	1,471,367
Expenses before under-noted	950,703	1,214,341	4,729,500	3,958,010
Foreign exchange loss (gain)	(508,486)	300,052	106,823	403,268
Interest income	(6,661)	(53,450)	(17,409)	(261,665)
Rental of access roads on construction property	—	(122,600)	—	(122,600)
Interest expense and accretion of debt discount (Note 7)	—	693,331	523,480	2,094,466
Project loan interest expense (Note 6)	659,452	661,476	1,956,851	1,966,476
Project loan interest income (Note 6)	(659,452)	(661,476)	(1,956,851)	(1,966,476)
Accretion on early settlement of debt (Note 7)	—	—	619,856	—
Write-off of mineral properties and deferred exploration costs (Note 5)	—	658	4,061	3,165
Total expenses	435,556	2,032,332	5,966,311	6,074,644
Net income (loss) and comprehensive income (loss) for the period	5,220,219	(2,927,862)	1,899,282	5,367,068
Accumulated deficit, beginning of period	(50,749,452)	(35,427,534)	(47,427,580)	(43,663,893)
	(45,529,233)	(38,355,396)	(45,528,298)	(38,296,825)
Share issue costs	(385)	(18,198)	(1,320)	(76,769)
Accumulated deficit, end of period	$(45,529,618)	$(38,373,594)	$(45,529,618)	$(38,373,594)
Basic income (loss) per common share (Note 8)	0.02	(0.02)	0.01	0.03
Diluted income (loss) per common share (Note 8)	0.02	(0.02)	0.01	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(U.S. Dollars - Unaudited)

	Common Stock		Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	#	$	$	$	$	$
Balance, December 31, 2007	180,974,912	88,512,349	16,007,350	—	(43,663,893)	60,855,806
Private placement	7,778,023	11,799,405	—	—	—	11,799,405
Private placement	427,000	663,836	—	—	—	663,836
Exercise of stock options	260,000	202,157	—	—	—	202,157
Exercise of warrants	718,916	313,804	—	—	—	313,804
Fair value of warrants granted for private placement	—	(1,293,340)	1,293,340	—	—	—

Fair value of agent’s options and warrants granted for private placement	—	(159,959)	159,959	—	—	—
Agent option valuation on exercise of options	—	164,674	(164,674)	—	—	—
Warrant valuation on exercise of options	—	83,413	(83,413)	—	—	—
Share issue costs	—	(634,037)	—	—	(89,355)	(723,392)
Stock based compensation	—	—	808,046	—	—	808,046
Net loss for the year	—	—	—	—	(3,674,332)	(3,674,332)
Balance, December 31, 2008	190,158,851	99,652,302	18,020,608	—	(47,427,580)	70,245,330
Private placement (Note 8b (i.))	40,000,000	31,950,960	—	—	—	31,950,960
Proceeds from short form prospectus financing (Note 8b (ii.))	30,705,000	20,995,311				20,995,311
Short form prospectus finanacing share issue costs		(1,157,881)	(280,958)			(1,438,839)
Fair value of warrants granted for short form prospectus financing (Note 8b (ii.))		(4,496,738)	4,496,738			—
Exercise of stock options (Note 8c)	1,435,000	703,927	—	—	—	703,927
Fair value of stock options exercised (Note 8b vii.))	—	589,231	(589,231)	—	—	—
Stock based compensation (Note 8c)	—	—	164,940	—	—	164,940
Share issue costs (Note 8c)	—	(387,963)	—	—	(1,320)	(389,283)
Net income for the period	—	—	—	—	1,899,282	1,899,282
Balance, September 30, 2009	262,298,851	147,849,149	21,812,097	—	(45,529,618)	124,131,628

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30, 2008	September 30,	September 30, 2008
	2009	(Restated - Note 11)	2009	(Restated - Note 11)
Operating Activities:
Net income (loss) for the period	$5,220,219	$(2,927,862)	$1,899,282	$5,367,068
Adjustments to reconcile net income (loss) to net cash used in operating activities:
(Income) loss from Investment in MSC (Note 6)	(5,957,775)	709,530	(8,672,593)	(11,953,712)
Amortization of deferred costs (Notes 6 and 11)	302,000	186,000	807,000	512,000
Project loan interest expense (Note 6)	659,452	661,476	1,956,851	1,966,476
Project loan interest income (Note6)	(659,452)	(661,476)	(1,956,851)	(1,966,476)
Accretion on settlement of debt (Note 7)	—	—	619,856	—
Interest expense, accretion of debt discount (Note 7)	—	472,686	424,877	1,376,234
Write-off of deferred exploration costs		657	4,061	3,165
Depreciation	1,064	1,373	4,042	3,713
Stock based compensation (Note 8)	62,909	261,500	164,940	977,500
Change in:
Accounts receivable and prepaid expenses	21,962	10,569	203,463	215,101
Accounts payable and accrued expenses	(366,274)	5,886	174,460	(1,333,516)
Cash used in operating activities	(715,895)	(1,279,661)	(4,370,612)	(4,832,447)

Investing Activities:
Purchase of equipment	(1,372)	(1,400)	(1,372)	(8,784)
Mineral properties and deferred exploration	(279,187)	(1,283,141)	(1,748,604)	(6,442,453)
Changes in due to related party, MSC cash call	—	—	(11,270,000)	(16,905,000)
Investment in Minera Santa Cruz	—	—	575,750	(40,317)
Cash used in investing activities	(280,559)	(1,284,541)	(12,444,226)	(23,396,554)

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30, 2008	September 30,	September 30, 2008
	2009	(Restated - Note 11)	2009	(Restated - Note 11)

Financing Activities:

Shares and subscriptions issued for cash, less issue costs	20,034,105	72,268	51,822,077	12,046,825
Bank loan interest payable (Note 7)	—	28,254	(31,905)	23,559
Repayment of bank loan (Note 7)	—	—	(17,500,000)	—
Project loan receivable (Note 6)	659,452	661,476	1,956,851	1,966,476
Project loan payable (Note 6)	(659,452)	(661,476)	(1,956,851)	(1,966,476)
Cash provided by financing activities	20,034,105	100,522	34,290,172	12,070,384

Increase (decrease) in cash and cash equivalents	19,037,651	(2,463,680)	17,475,334	(16,158,617)
Cash and cash equivalents, beginning of period	1,847,276	9,406,198	3,409,593	23,101,135
Cash and cash equivalents, end of period	$20,884,927	$6,942,518	$20,884,927	$6,942,518

Supplementary disclosure cash flow information:
Income taxes paid	$—	$—	$—	$—
Interest paid	$—	$693,331	$98,603	$2,094,466

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Minera Andes Inc. (“Minera Andes” or the “Corporation”) is in the business of acquiring, exploring and evaluating mineral properties, and based on the results of such evaluation, either developing these properties further (by way of joint venture or otherwise) or disposing of them.

The Corporation’s assets are comprised primarily of (i) a 49% equity interest in Minera Santa Cruz S.A. (“MSC”) which owns the San José gold/silver mine in the Santa Cruz province of Argentina (the San José Mine”); plus (ii) interests in exploration stage properties in the San Juan, the Santa Cruz and the Chubut provinces of Argentina, including in particular the Los Azules project.

The San José Mine is a joint venture between the Corporation and Hochschild Mining plc pursuant to which title to the assets is held by MSC, an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).  The San José Mine entered into production in 2008 and is operated by Hochschild.

Our share of earnings (investment income) or losses from the San José Mine is included in our consolidated statement of operations and the balance of the investment is adjusted on the consolidated balance sheet by a like amount. Our investment income or losses consist of our 49% share of the net profit or net loss of the operations of the San José Mine, accounted for on an equity basis.

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina (the “Project”).

Under the terms of an option agreement between Minera Andes and Xstrata Copper (“Xstrata”) (and their respective affiliates) dated November 2, 2007 (the “Option Agreement”), Xstrata granted Minera Andes the right to earn-in and acquire a 100% interest in certain Xstrata properties (the “Xstrata Properties”) adjacent to Minera Andes’ properties (“Earn-in Option”) upon satisfaction of certain conditions, including delivery of a scoping study/preliminary assessment. Minera Andes exercised the Earn-in Option on May 29, 2009.

The Option Agreement also provided that Xstrata would have a one-time option to back-in to a 51% interest in the Project (the “Back-in Right”) upon, among other things, payment to the Corporation of an amount equal to three times the amount of Minera Andes’ direct exploration expenditures on the Project since November 25, 2005.  Xstrata had until October 1, 2009 to notify Minera Andes if it would exercise the Back-in Right. Xstrata did not exercise the Back-in Right, and consequently, Xstrata has transferred the Xstrata Properties to an Argentine subsidiary of Minera Andes. Minera Andes, through its wholly owned subsidiaries, now holds 100% of the Project.

Certain of the Xstrata Properties formerly held by Xstrata and transferred to the Corporation pursuant to the Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario has the right to back-in to up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option. The Solitario Agreement is the subject of a dispute between Xstrata and Solitario commenced by Solitario’s parent company against Xstrata in the Supreme Court of British Columbia. The dispute surrounds the validity of the 36-month time limit described above. If Solitario is successful, the Corporation’s interest in certain of the Xstrata Properties may be

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

1.              NATURE OF OPERATIONS AND BASIS OF PRESENTATION- continued

reduced by up to 25%. Minera Andes is not a party to the litigation.

2.     GOING CONCERN, FINANCIAL CONDITION, AND LIQUIDITY

As at September 30, 2009, the Corporation had an accumulated deficit of $45.5 million and working capital of approximately $18.1 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required. As a result, there can be no assurance that cash from operations at the San José Mine will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.

With the exception of its interest in the San José Mine, the Corporation is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable. The amounts shown on the  Corporation’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Corporation’s ability to continue its exploration activities, if any, will depend in part on the Corporation’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

Year to date the Corporation has been successful in funding the repayment of its debt obligations and working capital requirements through the issuance of stock for gross proceeds of a C$40 million private placement and the C$20 million common share offering (Note 8b(ii)) discussed below. The Corporation is currently investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Corporation’s ability to meet its planned growth and to fund its development and exploration activities.  However, although we have been successful in securing financing in the past, current global financial conditions including volatility in the prices for all commodities, the lack of public financing, the liquidity crisis caused by the default on sub-prime mortgages and asset backed securities, and market turmoil combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms or, at all.  The Corporation’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Corporation’s interests (as existing or as proposed to be acquired) in its properties.

Accordingly, there is no assurance that the Corporation will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  In the event the Corporation does not receive cash flow from operations or secure financing, there is doubt about our ability to continue as a going concern.  The Corporation’s financial statements do not include the adjustments that would be necessary should the Corporation be unable to continue as a going concern.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.     SIGNIFICANT ACCOUNTING POLICIES

The accompanying interim consolidated financial statements of Minera Andes Inc. have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information/statements and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included. Operating results for the nine month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009.

These interim consolidated financial statements should be read in conjunction with the audited year-end consolidated financial statements as at and for the year ended December 31, 2008. The accounting policies and methods have not changed since the audited year-end consolidated financial statements the Corporation prepared, except as described in note 4a to these interim consolidated financial statements.

4.              CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a.                                 Accounting Policies Implemented Effective January 1, 2009

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.

The changes are effective for interim and annual financial statements beginning January 1, 2009.  The adoption of this accounting policy did not have any impact on the Corporation’s consolidated financial statements for the periods ended September 30, 2009.

Mining Exploration Costs

On March 27, 2009 the Emerging Issues Committee of the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets, in general.  The Corporation applied this new abstract commencing in the period ended March 31, 2009; however, there was no impact on the financial statements as a result of applying this abstract.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the EIC issued EIC-173.  In this EIC, the Committee reached a consensus that in determining the fair value of financial assets and financial liabilities an entity should take into account the credit risk of the entity and the counterparty.

b.     Recent Accounting Pronouncements

Business Combinations

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 — Business Combinations, 1601 — Consolidations, and 1602 — Non-Controlling Interests. These standards are to be applied prospectively to business

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

4.          CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS — continued

b.     Recent Accounting Pronouncements — continued

Business combinations - continued

combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Corporation has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

Financial instruments

In June 2009, the CICA amended Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Corporation’s annual consolidated financial statements for its fiscal year ending December 31, 2009.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Corporation’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

5.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

2009 COSTS BY PROPERTY — for the nine months ended September 30, 2009

	San Juan		Santa
	Los	San Juan	Cruz	Chubut
Description	Azules	Cateos	Cateos	Cateos	Total
Balance, beginning of period	$13,320,948	$353,200	$2,706,376	$10,000	$16,390,524
Assays and analytical	—	19,718	22,040	—	41,758
Consulting fees	45,619	—	—	—	45,619
Depreciation	1,049	500	2,642	—	4,191
Equipment Rental	—	—	344,110	—	344,110
Geology	364,778	58,265	342,942	5,042	771,027
Legal	79,412	—	—	—	79,412
Maintenance	1,706	1,075	9,082	—	11,863
Materials and supplies	5,151	13,868	62,755	—	81,774
Project overhead	16,592	6,212	13,956	—	36,760
Property and mineral rights	158,049	11,415	41,165	5,202	215,831
Telephone	413	1,353	9,948	—	11,714
Travel	23,823	7,509	51,377	—	82,709
Wages and benefits	28,702	8,203	36,622	—	73,527
Write-off of deferred costs	—	—	—	(4,061)	(4,061)
Balance, end of period	$14,046,242	$481,318	$3,643,015	$16,183	$18,186,758

San Juan Project

The San Juan Project comprises four properties (2008 — four properties), which includes Los Azules in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a three percent “mouth of mine” royalty from production. Land holding costs for 2009 are estimated at $20,000.

Expenditures in the first three quarters of 2009 were primarily for the Los Azules project and the 2008 expenses were primarily for an on-going exploration program at the Los Azules project.

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina (the “Project”).

Under the terms of an option agreement between Minera Andes and Xstrata Copper (“Xstrata”) (and their respective affiliates) dated November 2, 2007 (the “Option Agreement”), Xstrata granted Minera Andes the right to earn-in and acquire a 100% interest in certain Xstrata properties (the “Xstrata Properties”) adjacent to Minera Andes’ properties (“Earn-in Option”) upon satisfaction of certain conditions, including delivery of a scoping study/preliminary assessment. Minera Andes exercised the Earn-in Option on May 29, 2009.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

5.              MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS - continued

San Juan Project — continued

The Option Agreement also provided that Xstrata would have a one-time option to back-in to a 51% interest in the Project (the “Back-in Right”) upon, among other things, payment to the Corporation of an amount equal to three times the amount of Minera Andes’ direct exploration expenditures on the Project since November 25, 2005.  Xstrata had until October 1, 2009 to notify Minera Andes if it would exercise the Back-in Right. Xstrata did not exercise the Back-in Right, and consequently, Xstrata has transferred the Xstrata Properties to an Argentine subsidiary of Minera Andes. Minera Andes, through its wholly owned subsidiaries, now holds 100% of the Project.

Certain of the Xstrata Properties formerly held by Xstrata and transferred to the Corporation pursuant to the Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario has the right to back-in to up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option. The Solitario Agreement is the subject of a dispute between Xstrata and Solitario commenced by Solitario’s parent company against Xstrata in the Supreme Court of British Columbia. The dispute surrounds the validity of the 36-month time limit described above. If Solitario is successful, the Corporation’s interest in certain of the Xstrata Properties may be reduced by up to 25%. Minera Andes is not a party to the litigation.

Santa Cruz Projects

We currently control 3 (2008 — 15) cateos and 37 (2008 — 29) manifestations of discovery in the Santa Cruz province. Land holding costs for 2009 are estimated at $10,000. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance.

Expenditures in 2009 and 2008 relate to land acquisition and reconnaissance geologic surveys on the acquired properties. Geologic evaluation of these targets is ongoing.

6.              INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine

MSC is owned, as to 49%, by MASA, an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild.

The Corporation’s interest in, and the affairs of, MSC are governed by an Option and Joint Venture Agreement dated March 15, 2001 between MASA and Hochschild, as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the (“OJVA”).

Under the OJVA we are entitled to appoint one of the three members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Mine. Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Mine, many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Mine will not be reduced as a

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

6.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

result.

The investment in MSC is comprised of the following:

	September 30,	December 31,
	2009	2008
Investment in MSC, beginning of period January 1:	$81,034,075	$64,726,565
Income from equity investment	5,572,592	1,965,238
Amortization of pre 2008 capitalized interest on MSC loans	859,229	798,000
Interest expensed by MSC and included in equity method pickup	2,240,772	2,953,955
Income on Investment in MSC	8,672,593	5,717,193
Less:
Amortization of deferred costs (Note 11)	(807,000)	(720,000)
Advances returned during the period	(575,750)	—
Derecognition of deferred costs	(394,233)	—
Plus:
Advances during the period	—	11,310,317

Investment in MSC, end of period	$87,929,686	$81,034,075

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Summary of MSC’s financial information from operations:
Sales	$46,107,465	$18,526,942	$108,193,284	$91,680,644

Net income - MSC	9,959,675	(3,378,294)	11,372,636	18,717,532

Minera Andes Inc. portion (MAI) - 49%	4,880,241	(1,655,364)	5,572,592	9,171,591

Equity adjustments:
Interest expensed by MSC and included in the equity method pickup	779,305	739,834	2,240,772	2,214,121

Amortization of pre 2008 capitalized interest on MSC loans	298,229	206,000	859,229	568,000

Income on Investment in MSC	5,957,775	(709,530)	8,672,593	11,953,712

Less amortization of MAI deferred capitalized costs	(302,000)	(186,000)	(807,000)	(512,000)

Net income on investment in MSC	$5,655,775	$(895,530)	$7,865,593	$11,441,712

Our share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of the above net income of $4,880,241 for the three months ended September 30, 2009, and ($1,655,364) for the three months ended September 30, 2008.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

6.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

As at December 31, 2008 there was a cash call of $11,270,000, which was paid in February 2009.

Project financing for the San José Mine has been primarily provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between the Corporation, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and the Corporation agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of the Corporation and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of the Corporation and Hochschild in MSC.

The Project Loan Letter Agreement, further provides that the loan to be made by the Corporation to MSC would be structured as (i) a loan by the Hochschild Lender to the Corporation (the “Project Loan Payable”); and (ii) a corresponding loan by the Corporation to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to the Corporation in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by the Corporation to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to the Corporation. Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, have not yet been entered into.

Amounts advanced under the Project Loan Letter Agreement by the Hochschild Lender to the Corporation and then by the Corporation to MSC are currently unsecured except that, as security for the loan made by the Hochschild Lender to the Corporation, the Corporation has pledged to the Hochschild Lender, its right to the repayment of the corresponding loans made by the Corporation to MSC.

The current drafts of the definitive agreements (the “Draft Loan Documents”) and the Project Loan Letter Agreement provide that the Project Loan will be secured by a security interest granted by MSC in favour of the Hochschild Lender and the Corporation in certain MSC bank accounts.  In addition, under the Draft Loan Documents, the Corporation will be required to (i) continue to pledge, to the Hochschild Lender, the Corporation’s right to receive repayment of the loans made by the Corporation to MSC; and (ii) grant to the Hochschild Lender a security interest in the Corporation’s security interest in MSC’s bank accounts.  The Corporation will also be required to direct MSC to pay all amounts owing by it to the Corporation directly to the Hochschild Lender with such amounts being concurrently applied against amounts owing by MSC to the Corporation and the corresponding amounts owing by the Corporation to the Hochschild Lender.

The Hochschild Lender and MSC have agreed that until the definitive agreements are finalized, no payment of interest or principal will be due.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

6.    INVESTMENT IN MINERA SANTA CRUZ (MSC) — San José Mine — continued

The Project Loan currently bears fixed interest at LIBOR plus 2.50% as of the inception of the loan.  The interest rates are 7.86% on $9,800,000 and 8.21% on $22,050,000. It has been agreed that once the definitive agreements are finalized, interest will increase to LIBOR plus 2.85% and will be subject to interest rate fluctuations.

As at September 30, 2009, and December 31, 2008, the entire Project Loan ($65 million), had been advanced. The Corporation’s 49% share of the Project Loan was $31.85 million(1).  Therefore, the Corporation has recorded the Project Loan Payable and the Project Loan Receivable in offsetting amounts. The project loan receivable/payable was advanced to MSC by Hochschild on the Corporation’s behalf. The related interest income/expense will be paid to the Hochschild Lender by MSC on the Corporation’s behalf.

(1) The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest. Terms of payment have not yet been finalized.

7.     BANK LOAN

In October 2007, we entered into the second amended and restated credit agreement dated as of October 22, 2007 (the “Macquarie Credit Agreement”) with Macquarie Bank Limited  (“Macquarie”), under which Macquarie made two non-revolving term loans to us, in the aggregate principal amount $17.5 million.  The first non-revolving term loan was in the principal amount of$7.5 million (the “First Loan”) of which $5.9 million was for the development of the San José Mine and $1.6 million was for general purposes. The second non-revolving term loan was in the aggregate principal amount of $10 million (the “Second Loan” and together with the First Loan, the “Bank Loan”) of which $8.6 million was for the development of the San José Mine and $1.4 million was for general purposes.

The commercial terms of the First Loan included a facility fee of 1.5% of the principal amount and interest of LIBOR plus 2% per annum. In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,227,669 common shares of the Corporation at an exercise price of C$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to February 21, 2007. Each warrant was exercisable for two years. The warrants and the underlying common shares had a four month hold period. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate — 3.87%; expected volatility of 59.18% and an expected life of 24 months.  The difference between the allocated fair value of the warrants and the face value of the First Loan of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus.  A success fee of $75,000, being 1% of the principal amount of the First Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the First Loan.  On March 7, 2009, the 4,227,669 purchase warrants were not exercised and expired.

The commercial terms of the Second Loan included a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2.75% per annum and a maturity date of September 30, 2009.  In addition, the Corporation issued Macquarie share purchase warrants to acquire 4,066,390 common shares of the Corporation at an exercise price of C$2.41 per share. The warrant exercise price was calculated at a 20% premium to the volume weighted average of the Corporation’s common shares determined from the twenty business days prior to October 22, 2007. Each warrant is exercisable until September 30, 2009. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield — Nil; risk free interest rate —

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

7.     BANK LOAN — continued

4.12%; expected volatility of 62.35% and an expected life of 24 months. The difference between the allocated fair value of the warrants and the face value of the Second Loan of $1,925,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The warrants and the underlying common shares had a hold period until February 25, 2008. A success fee of $100,000, being 1% of the principal amount of the Second Loan, was paid to Xystus Limited for assisting with the structuring and negotiation of the Second Loan.  On September 30, 2009, the 4,066,390 purchase warrants were not exercised and expired.

During the nine months ended September 30, 2009, interest expense on the Bank Loan was $523,480 of which, $98,603 was payable in cash and accreted interest of $424,877. For the nine months ended September 30, 2008, interest expense incurred on the Bank Loan was $718,046, and accreted interest expense related to the debt discount of $1,376,235 was expensed. All interest expense has been expensed during 2009 and 2008.

In February 2009, the Corporation completed a private placement with Robert R. McEwen (Note 8b(vi)), related party and a director of Minera Andes and the Corporation’s largest shareholder pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million.

On March 4, 2009 the Corporation repaid all amounts owing by it to Macquarie Bank Limited in respect of the Bank Loan in the aggregate principal amount of $17.5 million.

On the repayment of the Bank Loan, the unamortized debt accretion, $619,856, was recognized as an accretion on the settlement of the debt in the consolidated financial statements.

8.    SHARE CAPITAL

a.               Authorized

We have authorized capital of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.               Changes to Share Capital — Issued, Allotted, and/or Subscribed - continued

i.                  In February 2009, Mr. McEwen agreed to complete a private placement in two tranches totaling C$40 million designed to alleviate the Corporation’s financial pressures (the “McEwen Financing”). First, on February 18, 2009 Mr. McEwen purchased 18,299,970 common shares of the Corporation at a price of C$1.00 per share for proceeds to the Corporation of C$18.3 million ($14.5 million), of which $11.3 million was used to satisfy the cash call made in respect of the Corporation’s 49% interest in the San José Mine.

Second, on February 26, 2009 Mr. McEwen purchased 21,700,030 common shares of the Corporation for C$21.7million ($17.4 million), by completing another private placement to repay the Bank Loan in the aggregate principal amount of $17.5 million.

The total share issue costs related to the McEwen Financing was $387,963

ii.               During the period the Corporation entered into an agreement with a Canadian investment dealer (the “Lead Underwriter”) pursuant to which the Lead Underwriter and a syndicate of underwriters (collectively, the “Underwriters”) agreed to purchase for resale to the public and Minera Andes agreed to issue 26,700,000 units, on a “bought deal” basis, at a price of C$0.75 per unit (the “Offering”) equivalent to C$20 million.  In addition, the Corporation agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering, on the same terms and conditions as the Offering,

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.    SHARE CAPITAL — continued

b.               Changes to Share Capital — Issued, Allotted, and/or Subscribed - continued

exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  The Over-Allotment Option was exercised in full and the total gross proceeds to Minera Andes was C$23,028,750 ($20,995,311).  The Company incurred C$1,490,352 ($1,438,859) in share issue costs making the net proceeds of the Offering C$21,589,911 ($19,683,521).  Each unit consisted of one (1) common share and one half of one common share purchase warrant, each whole warrant is exercisable at C$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Corporation’s common shares on the TSX (or such other stock exchange or quotation system on which the Corporation’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds C$2.50, the Corporation may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders. The fair value of the shares issued was C$20,879,400 ($19,035,749) and the warrants were valued at C$5,066,325 ($4,618,969) using the Black-Scholes option pricing model with a volatility of 74%, risk free interest rate of 2.6%,expected life of 5 years, and a dividend rate of 0%. Using the relative method, C$4,496,738 ($4,099,676) was allocated to contributed surplus for the value of the warrants and C$308,000 ($280,958) was allocated to contributed surplus for the share issue costs relating to the warrants.

The units issued under the Offering were offered by way of a short form prospectus filed in all of the provinces of Canada, except Quebec by the Corporation on July 30, 2009.

The net proceeds from the Offering are expected to be used to fund ongoing exploration and development activities at the Corporation’s gold projects and working capital requirements as required.

The Offering closed on August 19, 2009 and was approved by the normal regulatory agencies, including the approval of the Toronto Stock Exchange.

iii.            During the nine months ended September 30, 2009, the Corporation issued 1,435,000 common shares upon the exercise of stock options at a weighted average exercise price of C$0.69 ($0.56) per share.  Upon exercise $589,232 being the fair value of these options was transferred from contributed surplus to share capital. No purchase warrants were exercised for the nine months ended September 30, 2009.

c.               Stock Options

The aggregate number of shares issuable upon exercise of all options granted under the Minera Andes Stock Option Plan (the “Plan”) shall not exceed 10% of the Corporation’s issued and outstanding common shares up to a maximum of 18,940,243 (2008 — 18,940,243) shares. Under the Plan, no participant may be granted an option under the Plan to purchase shares, which exceeds the number of shares permitted to be issued under the Plan pursuant to the rules or policies of any stock exchange on which the common shares are then listed. Under the Plan, the exercise price of each option shall be determined by the directors and shall not be less than the closing price of the Corporation’s common shares on the stock exchange on which the shares are listed on the last trading day immediately preceding the day on which the options are granted.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.    SHARE CAPITAL — continued

c.               Stock Options — continued

Options granted under the Plan will not be transferable and, if not exercised but subject to the authority of the Board to extend such time, will expire twelve (12) months following the date the optionee ceases to be a director, officer, employee or consultant of the Corporation by reason of death, or three months after ceasing to be a director, officer, employee or consultant of the Corporation for any reason other than death.

In addition, any options granted under the Plan shall vest as follows:

a)                                33 1/3% of the options shall vest in and be exercisable twelve (12)  months from the date of grant;

b)                               33 1/3% of the options shall vest in and be exercisable twenty-four (24) months from the date of grant; and

c)                                33 1/3% of the options shall vest in and be exercisable thirty-six (36) months from the date of grant.

At September 30, 2009, 4,559,243 (December 31, 2008 — 3,999,243) options were available for grant under the Plan.

A summary of the status of the Plan as of September 30, 2009 and December 31, 2008, and changes during the periods ended is as follows:

	Nine Months Ended		Year Ended
	September 30, 2009		December 31, 2008
		(Cdn)		(Cdn)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Options	Price	Options	Price
Outstanding at beginning of period	10,985,000	$1.15	10,215,000	$1.13
Granted	620,000	0.69	1,400,000	1.20
Exercised	(1,435,000)	0.56	(260,000)	0.79
Expired	(1,240,000)	1.06	(370,000)	0.94
Outstanding at end of period	8,930,000	$1.19	10,985,000	$1.15

Exercisable at end of period	8,085,000	$1.28	10,385,000	$1.16

	Nine Months Ended		Year Ended
	September 30, 2009		December 31, 2008
Weighted average grant-date fair value of options granted during the period	C$	0.42	C$	0.66

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.     SHARE CAPITAL — continued

c.     Stock Options — continued

The weighted average remaining contractual life of outstanding options is 2.8 years at September 30, 2009 (December 31, 2008 — 2.7 years).

At September 30, 2009 options were held by directors, officers, employees and non-employees as follows:

Number of	Exercise
Options	Price		Expiry Date
1,410,000	C$	0.60	December 28, 2010
4,995,000	C$	1.51	December 27, 2011
250,000	C$	1.73	September 4, 2012
100,000	C$	1.35	February 14, 2013	(1)
900,000	C$	1.36	May 23, 2013	(2)
355,000	C$	0.31	March 21, 2013
300,000	C$	0.81	September 11,2013	(3)
200,000	C$	0.73	March 1, 2014	(4)
200,000	C$	0.67	March 13, 2014	(5)
220,000	C$	0.66	September 30, 2014	(6)
8,930,000

(1)100,000 stock options were granted at an exercise price of C$1.35 during the three-month period ended March 31, 2008, of which 25,000 options will vest every six months from the February 14, 2008 grant date to February 14, 2010.

(2)900,000 stock options were granted at an exercise price of C$1.36 during the three month period ended June 30, 2008, of which all options vested immediately.

(3)On September 11, 2008, 400,000 options were granted at an exercise price of C$0.81 to four new directors.  On February 2, 2009 a director resigned and forfeited 100,000 options. The options will vest 1/3 on September 11, 2009, 2010, and 2011.

(4) On March 1, 2009, 200,000 options were granted at an exercise price of C$0.73 to two new directors. The options will vest 1/3 on March 1, 2010, 2011, 2012.

(5) On March 13, 2009, 200,000 options were granted at an exercise price of C$0.67 to an employee. The options will vest 1/3 on March 13, 2010, 2011, 2012.

(6) On September 30, 2009, 220,000 options were granted at an exercise price of C$0.66 to two employees and an independent contractor. The options will vest 1/3 on September 30, 2010, 2011, 2012.

In connection with the vesting of certain non-employees, employees and directors stock options, the Corporation recorded stock option compensation for the three-months and nine months ended September 30, 2009 of $62,909 and 164,940 accordingly (three-months and nine months ended September 30, 2008 of and $261,500 and $971,500 accordingly) to wages and benefits.

The fair value of the stock options granted in 2009 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield — Nil; risk free interest rate — 1.87% to 2.4%; expected volatility of 77.4% to 81.61% and an expected life of

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.     SHARE CAPITAL — continued

c.     Stock Options — continued

48 to 60 months. The fair value of the stock options granted in 2008 was calculated using the Black-Scholes option pricing model with the following range of assumptions: dividend yield — Nil; risk free interest rate — 3.50%; expected volatility of 57.85% and an expected life of 60 months.

A summary of the status of the Corporation’s stock options issued as agents compensation options as of September 30, 2009 and December 31, 2008 is as follows:

	Nine Months Ended		Year Ended
	September 30, 2009		December 31, 2008
		(C$)			(C$)
		Weighted			Weighted
	Agent’s	Avg.	Agent’s		Avg.
	Compensation	Exercise	Compensation		Exercise
	Options	Price	Options		Price
Outstanding at beginning of period	1,104,282	$1.70	694,031		$1.70
Granted	—	—	410,251		1.70
Outstanding at end of period	1,104,282	$1.70	1,104,282		$1.70

Exercisable at end of period	1,104,282	$1.70	1,104,282		$1.70
Weighted average grant-date fair		(Nil)		C$	0.31
value of options granted during the period		(Nil)			$(0.25)

At September 30, 2009 and December 31, 2008 there were options held by agents for the purchase of our common shares as follows:

Number of Options	Exercise Price		Expiry Date
694,031	C$	1.70	December 21, 2009
388,901	C$	1.70	December 21, 2009
21,350	C$	1.70	December 21, 2009
1,104,282

d.     Warrants

The range of exercise prices on outstanding warrants is C$0.70 to C$2.00 with a weighted average contractual life of 2.8 years at September 30, 2009.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.    SHARE CAPITAL — continued

d.     Warrants

A summary of the status of the outstanding warrants at September30, 2009 and December 31, 2008, and changes during the periods ended on those dates is:

	Nine Months Ended		Year Ended
	September 30, 2009		December 31, 2008
		(C$)		(C$)
		Weighted		Weighted
		Avg.		Avg.
		Exercise		Exercise
	Warrants	Price	Warrants	Price
Outstanding and exercisable at beginning of period	21,039,665	$1.91	18,298,094	$1.91
Purchase warrants	15,352,500	1.25	4,102,511	2.00
Expired warrants	(8,294,059)	2.23	(642,024)	1.67
Exercised	—	—	(718,916)	0.51
Outstanding and exercisable at end of period	28,098,106	$1.51	21,039,665	$1.91

At September 30, 2009 there were full warrants held for the purchase of the Corporation’s common shares as follows:

Number of	Exercise
Warrants	Price		Expiry Date

6,940,322	C$	2.00	December 21, 2009
3,889,011	C$	2.00	December 21, 2009
213,500	C$	2.00	December 21, 2009
1,702,773	C$	0.70	March 22, 2010
15,352,500	C$	1.25	August 19, 2014
28,098,106

On March 7, 2009, 4,227,669 warrants at an exercise price of C$2.06 expired. On September 30, 2009, 4,066,390 warrants at an exercise price of C$2.41 expired.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

8.     SHARE CAPITAL — continued

e.     Earnings per share

	Three months	Nine months
	ended	ended
	September 30, 2009	September 30, 2009

Weighted average shares outstanding	245,076,324	227,612,424

Net income (loss) available to shareholders
Basic and diluted	$5,220,219	$1,899,282

Weighted average shares outstanding
Basic	245,076,324	227,612,424
Effect of dilutive stock options and warrants	198,176	323,170
Diluted	245,274,500	227,935,594
Stock options excluded from dilution	7,849,282	8,574,282
Warrants excluded from dilution	7,555,000	7,655,000

Net income (loss) per share
Basic	0.02	0.01
Diluted	0.02	0.01

9.     COMMITMENTS AND CONTINGENCIES

a.     Mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty.  The provinces of Mendoza and Neuquén have waived their right to this royalty.  The provinces of Río Negro, San Juan and Chubut have not yet established a policy regarding the royalty.

b.     On December 2, 2003, the Corporation signed an agreement that obligated us to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $250,000, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As of September 30, 2009, no payments are required to be made under that agreement.

c.     As of September 30, 2009, MSC signed agreements with third party providers relating to the development and operation of the San José Mine.  Our 49% portion of these commitments is approximately $13 million dollars.

10.  RELATED PARTY TRANSACTIONS

The Corporation pays a management service fee to a related party, 2083089 Ontario Inc. (“208”). 208 is a company controlled by Robert McEwen, the chairman and chief executive officer of the Corporation and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr.McEwen has significant equity interests. The management service fees cover inter-alia, rent, office expenses, and other administrative services on a cost recovery basis. During the three and nine month periods ended September 30, 2009, the Company paid $16,056 and $20,169, respectively. For the three and nine month periods ended September 30, 2008, the Company paid $Nil and $2,092, respectively.

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

10.  RELATED PARTY TRANSACTIONS -continued

MSC is also a related party of the Corporation.  The Corporation owns 49% of MSC. See note 6.

11.  RESTATEMENT

a.     The consolidated statements of operations and accumulated deficit for the three-months and nine-months ended September 30, 2008 have been restated to include $186,000 and $512,000 for the amortization of the deferred costs related to the investment in MSC (Note 6), and the expensing of $84,371 and $253,111 of general overhead to general and administrative expenses.  In 2008, the MSC plant went into production and the amortization of the deferred costs were not recorded in the financial statements for 2008 until the reporting of the December 31, 2008 consolidated financial statements. The effect of this restatement for the three-month and nine-month periods ended September 30, 2008 are as follows:

	As Previously Reported	Restatement	As Previously Restated

Statement of Operations and Accumulated Deficit for the Three Months Ended September 30, 2008
Net income on Investment in MSC	$(1,655,364)	$(186,000)	$(1,841,364)
General and administrative	$(351,084)	$(84,371)	$(435,455)
Net loss and comprehensive loss for the period	$(3,499,577)	$(270,371)	$(3,769,948)
Basic and diluted loss per common share	$(0.02)		$(0.02)

	As Previously Reported	Restatement	As Previously Restated

Statement of Operations and Accumulated Deficit for the Nine Months Ended September 30, 2008
Net income on Investment in MSC	$9,171,591	$512,000	$8,639,591
General and administrative	$(1,234,324)	$(253,111)	$(1,487,435)
Net income and comprehensive income for the period	$3,661,307	$(785,111)	$2,876,196
Basic and diluted earnings per common share	$0.02		$0.02

a.     The fourth quarter December 31, 2008, loss as previously reported, has been adjusted by the sum of the above restatements by quarter.  The above restatements by quarter results in no change in the year ended December 31, 2008, loss previously reported.

Subsequent to the restatement above, the Corporation restated its investment in MSC for interest income on the Corporation’s loan to MSC, which was not recognized by the Corporation. The effect of the restatement was an increase in the Investment in MSC as at December 31, 2008 by $3,751,955, with a corresponding increase to Income on Investment in MSC.  The effect of the restatement for the interest income was $734.453 and $2,214.121 for the three and nine month periods ended September 30, 2009.  For the three-months and nine-months period ended September 30, 2008, Income (loss) on Investment in MSC before amortization was $(1,655,364) and $9,171,591 respectively.

In addition, following a detailed review of the Corporation’s Argentinean tax affairs, the

MINERA ANDES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

11.  RESTATEMENT - continued

Corporation accrued tax adjustments and restated the accounts payable and accruals in respect of previously unrecognized business and capital taxes in its Argentinean subsidiary as at December 31, 2008 and 2007. As at December 31, 2008, accounts payable and accruals increased by $1,633,000 with $1,218,000 being accruals prior to January 1, 2008 and $415,000 being business and capital taxes accrued for the fiscal year ended December 31, 2008. For the three-months and nine-months ended September 30, 2008, the $415,000 business and capital taxes accrual was expensed evenly at $103,750 per quarter in general and administrative expenses.

The accumulated effects of these subsequent restatements for the three-month and nine-month periods ended September 30, 2008 are as follows:

	As Previously Restated	Restatement	As Restated
Balance Sheet as at December 31, 2008
Investment in Minera Santa Cruz	$77,282,120	$3,751,955	$81,034,075
Accumulated deficit	$(49,546,535)	$2,118,955	$(47,427,580)
Accounts payable and accruals	$1,488,013	$1,633,000	$3,121,013

Statement of Operations and Accumulated Deficit for the Three Months Ended September 30, 2008
Loss on Investment in MSC	$(1,655,364)	$945,834	$(709,530)
General and administrative	$(435,455)	$(103,750)	$(539,205)
Net loss and comprehensive loss for the period	$(3,769,948)	$842,084	$(2,927,864)
Accumulated deficit, beginning of period	$(35,343,580)	$(83,954)	$(35,427,534)
Basic and diluted earnings per common share	$(0.02)		$(0.02)

Statement of Operations and Accumulated Deficit for the Nine Months Ended September 30, 2008
Income on Investment in MSC	$9,171,591	$2,782,121	$11,953,712
General and administrative	$(1,487,435)	$(311,250)	$(1,798,685)
Net income and comprehensive income for the period	$2,896,196	$2,470,871	$5,367,067
Accumulated deficit, beginning of period	$(42,445,893)	$(1,218,000)	$(43,663,893)
Basic and diluted earnings per common share	$0.02		$0.03

12.  COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current year’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.